

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2011

Brian R. McLeod
Vice President and
Chief Financial Officer
The National Security Group, Inc.
661 East Davis Street
Elba, Alabama 36323

   Re: **The National Security Group, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 26, 2010
      File No. 000-18649

Dear Mr. McLeod:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              Joel Parker
              Accounting Branch Chief